

USPB UPDATE

Volume 10, Issue 6   **www.uspremiumbeef.com**   **June 12, 2006**

For USPB, the deal results in greater ownership interest in National Beef

USPB Completes Brawley Beef Acquisition

National Beef will own and operate Brawley facility

On June 1, U.S. Premium Beef, LLC (USPB) completed the acquisition of Brawley Beef, LLC (Brawley) located near Brawley, CA. "Acquiring Brawley offers our company an excellent platform for expanding our operations in the West Coast region of the United States," USPB CEO Steve Hunt explains.

The acquisition of Brawley was structured so that it would result in a tax efficient transfer of Brawley's assets. Through a series of transactions, Brawley contributed its assets with a book value of approximately $104 million and liabilities of approximately $72 million in exchange for new USPB Class A and Class B units.

USPB then contributed the Brawley Beef asset it received in these transactions to National Beef in exchange for a greater ownership percentage in National Beef. USPB now has processing facilities in Dodge City and Liberal, KS and Brawley, CA. Members will have the ability to deliver cattle to all three facilities.

Brawley is a new facility, having been constructed in 2001. It has a one-shift capacity of approximately 480,000 head per year. A high percentage of the cattle processed at Brawley are calf-fed Holsteins which are age verified. These cattle are expected to qualify for export to Japan (under the export agreement that was in place before the loss of that market) if and when it reopens.

"When Brawley's founders formed their company they were producers, much like USPB's founding unitholders," Hunt adds. "They were looking to improve the market for their cattle and to capture added value from processing those cattle. Brawley's owners now have become USPB unitholders, thus expanding our membership base and source of cattle.

"As with any processing plant, it is vital to USPB's success that we have an ample supply of cattle to purchase and efficiently deliver to our facilities," Hunt points out. "Including Brawley's founding members' feedyards, there is a one-time feedyard capacity of 500,000 head within 100 miles of the Brawley plant."

The freight advantage to West Coast markets and ports serving exports to Pacific Rim countries is a significant benefit. Brawley's location puts National Beef in close proximity to the 20 million consumers who reside within 250 miles of the plant. Furthermore, there is an abundant agricultural labor supply in the region, which is critical to operating the facility today and for planning for the possibility of expanding National Beef's and USPB's West Coast operations in the future. ♦

NBP's Age Verification Program Adjusts

Changes by USDA concerning the age verification requirements of the Export Verification (EV) program for Japan have increased the risk for processing companies like National Beef to continue approving large numbers of suppliers for their EV programs.

In other words, the larger the number of approved age verified (AV) cattle suppliers by National Beef for its EV program, the greater the risk that one of its suppliers will fail an audit and put National Beef at risk of losing its approval to export beef to a specific market. As a result, NBP is expected to scale back the number of feedlots included in its Quality System Assessment (QSA) umbrella program.

USPB and National Beef continue to want your age verified cattle. "We hope that when the Japanese market reopens, demand for our product will be strong enough to again offer premiums to producers who are USDA approved suppliers," USPB CEO Steve Hunt explains. "However, given the uncertainty of National Beef's QSA program, we suggest you work with an independent company that offers a USDA-approved age verified program, or establish your own QSA program, to approve your feedlot as a supplier of age verified cattle to our plants."

Following is a list of companies that offer umbrella-type programs that qualify both cattle and suppliers to put you in a position to deliver AV cattle to our plants when Japan reopens:

Beef Concepts/Bovitrack, Mark Schoenfeld, 800-504-4562; **IMI Global**, Jake Wagner, 816-858-4796; **Samson LLC**, Scott Mueller, 402-246-2084; **Sterling Solutions**, John Nalivka, 541-473-3266; **Texas Cattle Feeders Association**, Benjamin Weinheimer, 806-358-3681.

Please call our office at 866-877-2525 for more information on marketing AV cattle through USPB. ♦

More Than Five Million Head Processed!

USPB has processed more than five million head of cattle since beginning operations in December 1997. Through May 27, 2006, USPB has paid out a total of more than $94.2 million in grid premiums for an average premium of $17.90 per head. ♦

Dodge City's New Cattle Pens Are in Use

The Dodge City plant now has 23 new cattle pens to recieve and hold cattle. Each pen is designed to hold 50 head with a total capacity of 1,150 head. The new facility includes four unloading docks compared to two in the old facility. Every pen is equipped with automatic waterers. Future plans include construction of additional pens, which will double the number of pens and capacity in the new facility. In the meantime, existing pens will be used. ♦



Grading Concerns Are Industry Wide

But Quality Grade premiums are actually higher than in 2005

By Brian Bertelsen, Director of Field Operations

For the past eight years, the U.S. beef industry has seen an increase in the percentage of Yield Grade 4 and 5 carcasses. During that time, Quality Grades have not increased. So far, in fiscal year 2006, Quality Grades have been lower than in the same period a year ago. Across all USPB cattle, Choice or better is about 6.5% lower while the percentage of Yield Grade 4 and 5 carcasses is about 3% greater than a year ago.

All indications are that this is an industry-wide trend. Table 1 lists the average percent Choice and Prime and the average percent Yield Grade 4 and 5 carcasses that were graded by USDA in Kansas and Nebraska plants during fiscal year 2006 to-date and the same time a year ago.

Table 1. Industry Grading Trends

	FY 2005	FY 2006	Difference
All KS Plants:			
Choice & Prime %	47.79	43.59	- 4.20
YG 4 & 5 %	7.79	10.51	+2.72
All NE Plants:			
Choice & Prime %	66.52	63.05	- 3.47
YG 4 & 5 %	11.91	13.25	+1.34

Because this is an industry-wide trend, plant average values on the USPB grids have also been higher for Yield Grade 4 and 5 carcasses. As a result, the discount for Yield Grade has actually been less than it was last year. Likewise, the plant average for Choice or better on the USPB Market grid has also decreased. And, the Choice/Select spread is 84% higher than last year while the Certified Angus Beef™ premium is 22% higher than a year ago. As a result, Quality Grade premiums per head are actually higher this year. Yield, or dressing percent, for USPB cattle has also been higher than a year ago and the benefit for high yielding cattle has been greater.

Overall, total grid premiums on all USPB cattle have been **$3.72 per head MORE this year** than the same time last year. This time of year tends to bring more variable carcass results. This is likely due to the impacts of winter weather conditions and the onset of marketing a new crop of calf-feds.

We continue to analyze USPB carcass data and to benchmark, or compare our results to the regional and nation-wide USDA reports. In upcoming issues of *UPDATE* we will review topics that address these industry trends and relate them to our database results. In the meantime, if you have questions about grid results or carcass data, call me at 866-877-2525.♦

Choice/Select Spread Remains Unusually Strong

USDA's Choice/Select spread climbed above $20 in late May, well above the five-year average. As a result, high quality grading cattle continue to earn solid grid premiums on USPB's grids.♦


USDA Weekly Choice/Select Spread
00-04 AVG
2005
2006
$/cwt, carcass basis
$24
$20
$16
$12
$8
$4
$0
1-Jan
1-Feb
1-Mar
1-Apr
1-May
1-Jun
1-Jul
1-Aug
1-Sep
1-Oct
1-Nov
1-Dec

USPB Benchmark Performance Data

Cattle Marketed Between 4/30/06 and 5/27/06				
(Numbers in Percent)	Base Grid		Market Grid	
	All	Top 25%	All	Top 25%
Yield	63.74	64.06	63.89	64.21
Prime	1.70	3.84	0.92	1.71
Choice	53.67	71.51	41.68	55.86
CAB	9.84	17.21	5.85	7.89
NAB	6.73	10.35	0.97	0.22
Black Hided	75.78	86.19	57.86	56.64
Ungraded	2.22	0.82	3.82	1.70
Hard Bone	0.25	0.17	0.21	0.22
YG1	5.87	3.04	12.98	9.52
YG2	32.52	27.00	40.45	38.96
YG3	46.17	52.75	36.50	40.73
YG4	14.07	15.68	8.95	9.24
YG5	1.36	1.54	1.12	1.56
Light Wt.	0.52	0.24	0.33	0.15
Heavy Wt.	0.67	0.46	1.12	1.28
QG Premium	$16.04	$45.12	$2.09	$27.65
Yield Benefit	$11.53	$19.53	$8.09	$13.41
YG P/D	-$5.91	-$7.45	-$1.48	-$3.73
OW Discount	-$1.42	-$0.86	-$1.96	-$1.96
S/H Premium	$1.59	$1.70	$3.15	$3.31
Total Prem.	**$21.83**	**$58.04**	**$9.89**	**$38.68**

ADDRESS SERVICE REQUESTED

U.S. Premium Beef, LLC
P.O. Box 20103
Kansas City, MO 64195

Presort First Class
US Postage Paid
Kansas City, MO
Permit #6412